EXHIBIT 1

1 July 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re: Completion of Sunbury Private Hospital sale

Mayne advises the Australian Stock Exchange that further to its announcement on 14 March 2003, Mayne has today completed the sale of Sunbury Private Hospital to Primelife Corporation Limited.

Yours faithfully,

MAYNE GROUP LIMITED

/s/ JOHN PRIESTLEY
John Priestley Company Secretary